Exhibit 99.3

NEWS RELEASE

Wolseley plc

ANALYST US SITE VISIT

Wolseley, the world's largest specialist trade distributor of heating and plumbing products, is hosting a visit for UK sell-side analysts from Monday 19 May until Wednesday 21 May 2003, to some of its operations on the East Coast of the USA.

This will include visits to the Front Royal Distribution Center and branches in Culpeper, Herndon and Alexandria with the objective of enhancing an understanding of how its Ferguson and Stock businesses operate successfully in different markets.

Copies of presentations made during the course of that visit, including a presentation on Wolseley Canada, will be made available on the Company's website www.wolseley.com from Wednesday 21 May. No material new information will be disclosed in the presentations, nor will there be any statement on current trading.

ENQUIRIES:

Wolseley

Jennie Head	0118 929 8780

Brunswick

Nina Richmond	020 7404 5959